Exhibit 99.1

ALBERTA STAR DEVELOPMENT CORP.
Suite 506 - 675 West Hastings Street Vancouver British Columbia V6B 1N2
Telephone: (604) 681-3131 Facsimile: (604) 408-3884

NEWS RELEASE

April 14, 2011	TSX-V Trading Symbol: ASX
OTC BB Trading Symbol: ASXSF
FRANKFURT Trading Symbol: QLD

ALBERTA STAR DRILLS, CASES AND COMPLETES BLACKFOOT HEAVY OIL WELL

VANCOUVER, BRITISH COLUMBIA - Alberta Star Development Corp. (TSXV: ASX) (the “Company”) is pleased to announce that the Company has drilled, cased and completed the first well of the Company’s previously announced (see press release dated March 16, 2011) Blackfoot Phase 1- three (3) well (1.0 net well to the Company) drilling program on the Blackfoot heavy oil property in Lloydminster, Alberta. The well is located at 3D-11-050-02-W4 and is currently producing and the Company expects that once the well has stabilized, production rates will be comparable to that of surrounding heavy oil wells. The remaining two (2) Blackfoot Phase 1 wells on adjacent sections, are expected to be spudded after spring break-up. The Blackfoot Phase 1 – three (3) well program is scheduled to include drilling and completing three in-fill heavy oil wells at the following locations: 3D-11-050-02-W4 (drilled, completed and on initial production), C6-24-050-02-W4 (pending) and C7-14-050-02-W4 (pending). Once completed, Blackfoot Phase 1 – three (3) well program will increase the number of Lloydminster heavy oil wells that the Company has an interest in, to seventeen (17). The Company will have a 33.33% working interest in the Blackfoot Phase 1 – three (3) well program wells.

ALBERTA STAR DEVELOPMENT CORP.

The Company is a Canadian resource exploration and development company that identifies, acquires and finances oil and natural gas assets in Western Canada and advanced stage mineral exploration projects in North America. In 2010 the Company made two heavy oil & gas acquisitions in Lloydminster, Alberta and Saskatchewan which has expanded its diversification into the oil and natural gas resource sector with the acquisition of revenue producing resource assets which compliments its existing, advanced stage mining interests. The Company is a junior heavy oil producer that is focusing on growing it’s production base and maximizing future production through its exploration drilling activities, production acquisitions and strategic asset acquisition both domestically and in the international arena. The recent property acquisitions have resulted in the Company having a production base and an working interest partner experienced in heavy oil activities. This should enable the Company to pursue future expansion into the oil and natural gas resource sector through exploration drilling, existing asset development and production asset acquisition. The Company’s strong balance sheet is expected to enable the Company to continue to increase it’s production in the oil and gas sector.

The Company maintains a strong balance sheet and is committed to increasing its daily oil production, by selecting and acquiring additional strategic oil and gas properties for acquisition, exploration and then developing these petroleum and natural gas resource assets. The Company plans on increasing exploration and development of its existing petroleum and natural gas resource assets with the view of increasing its daily production with these assets. The Company continues to review and seek to acquire additional strategic oil & gas exploration properties in Alberta, Saskatchewan and as well, is seeking to acquire additional international oil and gas production and exploration projects. The Company will also consider advanced stage base and precious metal property acquisitions and will seek to acquire additional exploration and production resource projects.

INVESTOR RELATIONS

Investors are welcomed to contact Mario Drolet MI 3 Communications Financiers Inc. at (514) 346-3813, the Company’s Investor Relations specialists for all corporate updates, and investor inquiries.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Tim Coupland, President and CEO
Alberta Star Development Corp.
Tel (604) 681-3131      Fax (604) 408-3884
astar@telus.net

or

Robert Hall, Corporate Development,
Director Alberta Star Development Corp.
Tel: (604) 488-0860
rthall@shaw.ca

or

MI 3 Communications Financiers Inc.

440 Boul, Rene Levesque Ouest
Bureau 205
Montreal, Quebec
H2Z 1V7
Mario@mi3.ca

Mr. Mario Drolet
Cell: (514) 346-3813 or Office :(514) 904-1333

Neither the TSX Venture Exchange nor its Regulation Services Provider (as the term is defined in the Policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Reader Advisory

Certain information in this Press Release is forward-looking within the meaning of certain securities legislation, and is subject to important risks, uncertainties and assumptions. This forward-looking information includes, among other things, information with respect to the Company’s beliefs, plans, expectations, anticipations, estimates and intentions, including the licensing, completion and success of future drilling and development activities, the performance of existing wells, the performance of new wells, general economic conditions, availability of required equipment and services and prevailing commodity prices. The words "may", "could", "should", "would", "suspect", "outlook", "believe", "anticipate", "estimate", "expect", "intend", "plan", "target" and similar words and expressions are used to identify forward-looking information. The forward-looking information in this Press Release describes the Company’s expectations as of the date of this Press Release.

Material factors which could cause actual results or events to differ materially from such forward-looking information include, among others, risks arising from general economic conditions and adverse industry events, risks arising from operations generally, changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to production, costs and expenses, and health, safety and environmental risks, commodity price and exchange rate fluctuations; reliance on contractual rights such as licenses and leases in the conduct of its business, reliance on third parties, reliance on key personnel, possible failure of the business model or business plan or the inability to implement the business model or business plan as planned, competition, environmental matters, and insurance or lack thereof and the other factors described under “Risk Factors” in the Company’s annual reports and Form 20-F available in Canada at www.sedar.com, as well as on file with the U.S. Securities and Exchange Commission. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The Company cautions that the foregoing list of material factors is not exhaustive, is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. When relying on the Company’s forward-looking information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. It has also assumed that the material factors referred to in the previous paragraph will not cause such forward-looking information to differ materially from actual results or events. The forward-looking statements contained in this press release are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.